[Simpson Thacher Letterhead]

June 19, 2012

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd.
Registration Statement on Form S-1
Filed May 8, 2012
File No. 333-181253

Dear Ms. Ravitz:

On behalf of Tyco Flow Control International Ltd. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 4, 2012 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed by the Company on May 8, 2012 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions, financial information with respect to the Company’s second fiscal quarter of 2012 and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, five courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on May 8, 2012, and five clean courtesy copies of Amendment No. 1.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

General

1.	To the extent applicable, please revise the disclosure in your Form S-1 in response to the comments issued on your registration statement on Form S-4.

In response to the Staff’s comment, the Company has, to the extent applicable, revised the disclosure in the Registration Statement in response to the comments issued by the Staff on the Company’s Registration Statement on Form S-4.

Prospectus Cover Page

2.	Please revise the cross-reference on the cover page to the risk factors section to include the page number where the section appears in your prospectus.

In response to the Staff’s comment, the Company has revised the cross-reference on the cover page to the risk factors section to include the page number where the section appears in the prospectus.

Our and Pentair’s historical and pro forma combined financial data, page 46

3.	We note that you refer in the second paragraph of this section to “this Information Statement.” However, this document is not an information statement. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the second paragraph of this section to refer to “this Prospectus.”

Tyco Flow Control shares to be issued to holders of Pentair, page 52

4.	Here or elsewhere, for example, under the heading “Description of Our Capital Stock,” include more detail on how the registration of an increase in your share capital may be blocked and by whom.

In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 53 of Amendment No. 1.

Tyco’s Reasons for the Transactions, page 60

5.	Please disclose the material factors that the board of directors considered in assessing and approving the spin-off. For example, we note you refer in the first paragraph of this section to “a number of key benefits” and that you refer in the penultimate paragraph on page 63 to a “wider variety of factors.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 64 of Amendment No. 1.

The Company supplementally notes that (x) the reference in the first sentence of this section to a “number of key benefits” is to the factors numbered (i) to (iv) in that sentence and elaborated upon in the following four paragraphs and (y) the reference in the penultimate paragraph on page 63 of the Registration Statement to a “wide variety of factors” is to all the factors discussed under the heading “Tyco’s Reasons for the Transactions.”

6.	Please tell us what consideration the board gave to the structure that ten of the twelve directors of the combined entity are currently directors of Pentair and that your shareholders will own 52.5% of the combined company.

The Company advises the Staff that the Board of Directors (the “Board”) of Tyco International Ltd. (“Tyco”), the parent of the Company, discussed and considered board representation in the combined entity as one of the many factors in assessing the merits of the merger and the related transactions. While the Board felt that the right to have representation on the combined entity board was important due to the fact that Tyco shareholders would hold a majority ownership position in the combined entity, the Board concluded that, in light of (i) the Board’s belief that Pentair Inc. (“Pentair”) had a strong existing senior management team led by Mr. Hogan, (ii) the fact that nine of the ten existing Pentair directors are considered independent of Pentair’s management under applicable NYSE rules, and (iii) Pentair’s consistent position during negotiations that Pentair directors retain majority representation on the combined board, significant board representation closer to that reflecting Tyco shareholder ownership in the combined entity was not as material a factor relative to other terms of the transaction, including the value to be received by Tyco shareholders and certain terms of the Separation and Distribution Agreement.

7.	Please expand the discussion about cost savings and synergies mentioned in the last bullet point on page 61, the first bullet point on page 62 and in the second paragraph on page 62 to disclose the basis for your belief about cost savings and synergies resulting from the merger and provide context to these cost savings and synergies.

In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and 63 of Amendment No. 1.

8.	Please revise the disclosure in the last bullet point on page 63 to clarify why certain liabilities will be allocated in a manner different than if Tyco pursued the spin-off without the merger.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Amendment No. 1.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan Klein, Esq.
Alan Klein, Esq.